Mail Room 4561

January 5, 2007

Robert G. Schwartz, Jr.
Vice President and General Counsel
I-many, Inc.
511 Congress Street, 6th Floor
Portland, Maine 04101-3353

> **Re:** **I-many, Inc.**
> **Registration Statement on Form S-3**
> **Filed on December 5, 2006**
> **File No. 333-139126**
>
> **Form 10-K for the fiscal year ended December 31, 2005, as amended**
> **Forms 10-Q for the fiscal periods ended March 31, June 30 and**
> **September 30, 2006**
> **File No. 0-30883**

Dear Mr. Schwartz:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 7

1. Please revise this section to include a discussion of the November 6, 2006 unregistered offering, which relates to the shares covered by this registration statement since we consider this information to be part of the material relationship with the selling shareholder. The revised disclosure should include a discussion of the terms of the warrants. In addition, we were unable to locate any

agreements, such as the warrant agreements, associated with the private placement transaction. Please file any such agreements with your pre-effective amendment or incorporate them by reference from prior filings, such as your November 1, 2006 8-K.

Incorporation of Certain Documents by Reference, page 13

2. We note that you while you have incorporated the amended Form 10-K for the year ended December 31, 2005 in which corrections were made, you did not file the December 31, 2005 Form 10-K that was initially filed. Item 12 of Form S-3 requires that you file your latest annual report on Form 10-K and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report. Please therefore revise this section to incorporate by reference the Form 10-K filed on March 16, 2006.

Part II

Undertakings

3. It appears that the undertaking required by Item 512(a)(5)(i) or (ii) of Regulation S-K applies to you. Please revise to include the undertaking in your amended filing or advise as to why you believe the undertaking is not required.

Form 10-K for the fiscal year ended December 31, 2005, as amended

Forms 10-Q for the fiscal periods ended March 31, June 30 and September 30, 2006

Disclosure Controls and Procedures

4. We note that you provide a complete definition of "disclosure controls and procedures" in paragraph (a) when first defining the term. However, you go on to state that the certifying officers concluded that the company's disclosure controls and procedures were effective in timely alerting them "to material information required to be included in [y]our periodic SEC filings and that information required to be disclosed by [you] in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that [y]our internal controls are effective to provide reasonable assurance that [y]our financial statements are fairly presented in conformity with generally accepted accounting principles." This definition differs from what is called for under Rule13a-15(e) or 15d-15(e) of the Exchange Act. Therefore, please confirm, if true, that your disclosure controls and procedures met all of the requirements as described in the rule for the relevant period. Further, please confirm that you will conform your disclosure to the rule requirements in future filings.

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Should you request acceleration in writing, please allow adequate time after the filing of any amendments for further review before submitting a written request for acceleration. Please provide any such request at least two business days in advance of the requested effective date.

Please direct your questions or concerns to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 617-526-5000
        Jeffrey A. Stein, Esq.
        Wilmer Cutler Pickering Hale and